FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







NOTIFICATION OF INTERESTS OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR
                               CONNECTED PERSONS



1. Name of the issuer

HSBC Holdings plc

2. Name of person discharging managerial responsibilities

Charles-Henri Filippi

3. Name of connected person (if applicable to this transaction)

N/A

4. This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

5. Description of shares (including class) or derivatives or other financial instruments relating to the shares of HSBC Holdings plc

Ordinary shares of US$0.50 each

6. State the nature of the transactions

Acquisition/Conditional award under the HSBC Share Plan 2007

7. Number of shares, derivatives or financial instruments relating to shares acquired

122,077

8. Number of shares, derivatives or financial instruments relating to shares disposed

9. Price per share or value of transaction

Nil

10. Date and place of transaction

5 March 2007, London

11. Date issuer informed of transaction

8 March 2007

Name of contact and telephone number for queries

N S Black 020 7991 2652

Name of duly authorised officer/official of issuer responsible for making notification

As above

Date of notification

9 March 2007


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  09 March, 2007